September 1, 2010 UPDATED VALUATION CONSIDERATIONS

Historical and Projected Financial Summary (in millions) FINANCIAL SUMMARY

MULTIPLE ANALYSIS AT VARIOUS PRICES

BREAKUP ANALYSIS Recent sale dynamics of Fort Worth club indicative of what may be seen at many of VCG's other clubs if sold Acquired for $3.8 million in September 2007 and sold to Rick's for $1.8 million in cash and stock in July 2010 Estimated to do over $1 million in EBITDA annually when acquired, but 2010 projected EBITDA is only $252,000